SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

Northeast Bancorp

(Name of issuer)

Common Stock, Par Value $1.00 Per Share

(Title of class of securities)

663904100

(CUSIP number)

Richard Wayne

FHB Formation LLC

695 Atlantic Avenue

Boston, MA 02111

617-443-4704

(Name, address and telephone number of person authorized to receive notices and communications)

March 30, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

(Page 1 of 8 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D	Page 2 of 8 pages

CUSIP No. 663904100
1.	Names of reporting persons FHB Formation LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 179,827
	8.	Shared voting power 0
	9.	Sole dispositive power 179,827
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 179,827
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.68% (1)
14.	Type of reporting person OO

(1)	Assumes that there are 2,340,332 shares of common stock, par value $1.00 per share, of Northeast Bancorp outstanding, based on information provided by Northeast Bancorp.

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ITEM 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $1.00 per share (the “Common Stock”), of Northeast Bancorp, a corporation organized under the laws of the state of Maine (the “Issuer”), with its principal executive offices located at 500 Canal Street, Lewiston, Maine 04240. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by FHB Formation LLC, a Delaware limited liability company (“FHB”). FHB was formed for the purpose of facilitating the transactions contemplated by the Agreement and Plan of Merger, dated March 30, 2010 (the “Merger Agreement”), between FHB and the Issuer. Richard Wayne serves as President and Chief Executive Officer of FHB. Claire Bean serves as Treasurer and Chief Financial Officer of FHB. Heather Campion serves as Clerk and Chief Administrative Officer of FHB. The business address for each of the persons identified in this Item 2 is 695 Atlantic Avenue, Boston, Massachusetts 02111.

(d) During the last five years, none of the persons identified in this Item 2 have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons identified in this Item 2 have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On March 30, 2010, FHB and each of Conrad L. Ayotte, Marcel C. Blais, Leslie L. Couper, James P. Day, James D. Delamater, Ronald J. Goguen, Judith E. Wallingford, Philip C. Jackson, Robert S. Johnson, Pender J. Lazenby, Craig O. Linscott, John C. Orestis, John Rosmarin, John H. Schiavi and Stephen W. Wight (collectively, the “Shareholders”) entered into a Voting Agreement (each a “Voting Agreement” and, collectively, the “Voting Agreements”) as an inducement for FHB to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. The Shareholders are comprised of certain directors and executive officers of the Issuer. FHB has not paid additional consideration to the Shareholders or the Issuer in connection with the execution and delivery of the Voting Agreements.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 4.	Purpose of Transaction.

(a) – (b) On March 30, 2010, the Issuer and FHB entered into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, FHB will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving entity (the “Surviving Company”). As a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive, at the election of the holder, (i) $13.93 in cash (the “Cash Consideration”) or (ii) one share of Common Stock of the Surviving Company (the “Stock Consideration”), subject to allocation and proration procedures which provide that, in the aggregate, 1,393,399 shares of Common Stock will be converted into the Stock Consideration and the remaining shares of outstanding Common Stock will be converted into the Cash Consideration. Each unit of membership interest in FHB issued and outstanding immediately prior to the effective time of the Merger shall become and be converted into the right to receive at the election of the holder thereof either: (i) 0.96679 shares of voting Common Stock or (ii) 0.96679 shares of nonvoting common stock, par value $1.00 per share, of the Surviving Company. Holders of Common Stock prior to the consummation of the Merger will own, in the aggregate, approximately 40% of the Surviving Company common stock outstanding immediately following the consummation of the Merger. In connection with the Merger, FHB has secured

CUSIP No. 663904100	13D	Page 4 of 8 pages

equity commitments from certain accredited investors, including Arlon Capital Partners LP, funds or accounts under management by BlackRock, Inc. investment advisor affiliates, funds or accounts managed by East Rock Capital, LLC and its affiliates, and funds managed by Highfields Capital Management LP. Certain other private investment funds and institutions, FHB management, and twelve individuals represent the remaining commitments. The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including the approval of the Merger by the Issuer’s shareholders and the receipt of applicable federal and state bank regulatory approvals.

FHB entered into the Voting Agreements in connection with the Merger Agreement. Pursuant to the Voting Agreements, each of the Shareholders agreed to vote, and has granted to FHB an irrevocable proxy and power of attorney to vote, his or her shares of Common Stock owned as of March 30, 2010 or acquired thereafter: (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Issuer or any of its subsidiaries contained in the Merger Agreement, or that would reasonably be expected to preclude fulfillment of a condition under the Merger Agreement to the Issuer’s obligations to consummate the Merger; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

The term “Acquisition Proposal” is defined under the Merger Agreement as any inquiry, offer or proposal (other than an inquiry, offer or proposal from FHB), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Issuer or any of its subsidiaries representing, in the aggregate, fifteen percent (15%) or more of the assets of the Issuer and its subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition to any person of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing fifteen percent (15%) or more of the votes attached to the outstanding securities of the Issuer or any of its subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning fifteen percent (15%) or more of any class of equity securities of the Issuer or any of its subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

The Voting Agreements also provide that, except under certain limited circumstances, each Shareholder will not sell, assign, transfer or otherwise dispose of or encumber any of such Shareholder’s shares of Common Stock owned as of March 30, 2010 or acquired thereafter. The Voting Agreements will terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

The purpose of the transactions contemplated by the Voting Agreements is to support the consummation of the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, the Surviving Company’s board of directors will consist of nine members, consisting of (i) two representatives from the existing board of directors of the Issuer designated by the Issuer and (ii) seven representatives designated by FHB. Effective upon the closing of the Merger, the existing management team of the Issuer will continue in the following roles: James Delamater will become

CUSIP No. 663904100	13D	Page 5 of 8 pages

President and Chief Executive Officer of Northeast’s Community Banking Division, Pender Lazenby will remain as the Chief Risk Officer of Northeast, Robert Johnson will become Chief Financial Officer of Northeast’s Community Banking Division and Marcel Blais will become Chief Operating Officer of Northeast’s Community Banking Division. Effective upon the closing of the Merger, Richard Wayne will become the Chief Executive Officer of the Surviving Company, Claire Bean will become the Chief Financial Officer and Chief Operating Officer of the Surviving Company, and Heather Campion will become the Chief Administrative Officer of the Surviving Company.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(g) At the effective time of the Merger, the articles of incorporation of the Issuer will be amended to, among other things, (i) increase the number of shares of Common Stock required in order to call a special meeting of shareholders to 25% of the number of outstanding shares of Common Stock and (ii) provide for a classified board of directors comprised of three classes, with each class of directors elected for staggered three-year terms. At the effective time of the Merger, the bylaws of the Issuer will be amended to, among other things, include provisions governing the submission of shareholder proposals and director nominations.

(h) - (i) Not applicable.

(j) Other than as described above, FHB currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by the terms of each such document, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference. FHB takes no responsibility for any filings made by the Issuer or the completeness or accuracy of any information contained therein.

Except as set forth herein, FHB does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) Prior to March 30, 2010, FHB was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of any shares of Common Stock. Upon execution of the Voting Agreements, FHB may be deemed to have acquired sole voting power for the purposes described in the Voting Agreements and not for any other purpose with respect to, and thus beneficial ownership of, the shares of Common Stock beneficially owned by each of the Shareholders. Based on representations made by the Shareholders in the Voting Agreements, the Shareholders subject to the Voting Agreements beneficially own 179,827 shares of Common Stock, constituting approximately 7.68% of the total issued and outstanding shares of Common Stock (based on 2,340,332 shares of Common Stock, the number of shares of Common Stock outstanding as of March 30, 2010 as represented by the Issuer in the Merger Agreement). FHB’s power to vote or direct the voting, or to dispose or direct the disposition, of shares of Common Stock is limited to the shares of Common Stock subject to the Voting Agreements and the terms set forth in the Voting Agreements.

(c) Except as described in this Schedule 13D, FHB has not effected any transaction in the securities of the Issuer in the last 60 days.

(d) To FHB’s knowledge, each Shareholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by such Shareholder and reported by this statement.

(e) Not Applicable.

CUSIP No. 663904100	13D	Page 6 of 8 pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger, dated as of March 30, 2010, by and between the Issuer and FHB (Incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on March 31, 2010)

Exhibit 2:	Form of Voting Agreement, by and between FHB and certain shareholders of the Issuer, dated March 30, 2010 (Incorporated by reference to Exhibit No. 10.3 to the Issuer’s Current Report on Form 8-K filed on March 31, 2010)

CUSIP No. 663904100	13D	Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 5th day of April, 2010.

FHB FORMATION LLC

By:	/s/ Richard Wayne
Name: Richard Wayne
Title: Chief Executive Officer

CUSIP No. 663904100	13D	Page 8 of 8 pages

EXHIBIT INDEX

Exhibit 1:	Agreement and Plan of Merger, dated as of March 30, 2010, by and between the Issuer and FHB (Incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on March 31, 2010)

Exhibit 2:	Form of Voting Agreement, by and between FHB and certain shareholders of the Issuer, dated March 30, 2010 (Incorporated by reference to Exhibit No. 10.3 to the Issuer’s Current Report on Form 8-K filed on March 31, 2010)